Exhibit 99.1

Investor Relations PRESS RELEASE

GRUPO TELEVISA ANNOUNCES PRICE DETERMINATION WITH RESPECT TO ITS WATERFALL TENDER OFFER

Mexico City, August 9, 2023—Grupo Televisa, S.A.B. (“Televisa,” the “Company,” “we,” “us” or “our”), announced today certain pricing terms for its previously announced tender offer to purchase for cash its outstanding 5.000% Notes due 2045 (the “2045 Notes”), 5.250% Notes due 2049 (the “2049 Notes”), 6.625% Notes due 2025 (the “2025 Notes”) and 6.125% Notes due 2046 (the “2046 Notes”) for an aggregate principal amount not to exceed (i) US$300,000,000 less (ii) the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer (the “Waterfall Tender Cap”), in each case, upon the terms and subject to the conditions set forth in the offer to purchase dated July 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”). We collectively refer to the outstanding debt securities listed in the table below as the “Waterfall Notes” and to each of the listed outstanding debt securities as a “series” of Waterfall Notes. We refer to our offer to purchase the Waterfall Notes as the “Waterfall Tender Offer.” Capitalized terms used in this press release but not otherwise defined have the meanings given to them in the Offer to Purchase.
Televisa has waived the 2025 Series Consideration Maximum, which required that the applicable Total Consideration determined to be payable for any 2025 Notes tendered be less than 100.00% of the principal amount of the 2025 Notes in order for such Notes to be accepted for purchase.
The table below sets forth certain information relating to the Waterfall Notes and the Waterfall Tender Offer, including, among other things, the Offer Yield (as defined below) and Total Consideration for each US$1,000 principal amount of each series of Waterfall Notes validly tendered on or prior to the Early Tender Date, as calculated at 11:00 a.m. (New York City time) today, August 9, 2023 (the “Waterfall Price Determination Date”) in accordance with the terms of the Offer to Purchase.

Title of Security(1)	CUSIP	ISIN	Principal Amount Outstanding	Priority Level	Reference Yield	Offer Yield(2)	Total Consideration(3)	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted
5.000% Notes due 2045	40049 JBA4	US40049 JBA43	US$889,400,000	1	4.336%	6.126%	US$865.55	US$98,748,000	US$98,748,000
5.250% Notes due 2049	40049 JBE6	US40049 JBE64	US$702,200,000	2	4.190%	6.030%	US$898.50	US$41,262,000	US$41,262,000
6.625% Notes due 2025	40049 JAV9	US40049 JAV98	US$266,400,000	3	4.774%	5.624%	US$1,015.09	US$46,982,000	US$46,982,000
6.125% Notes due 2046	40049JBC0	US40049JBC09	US$900,000,000	4	4.336%	6.296%	US$979.56	US$44,327,000	US$20,428,000

(1)
Holders who validly tender Waterfall Notes and whose Waterfall Notes are accepted for purchase pursuant to the Offer to Purchase will also receive accrued and unpaid interest (“Accrued Interest”) up to, but excluding, the applicable Settlement Date (as defined in the Offer to Purchase). We have agreed, subject to specified exceptions and limitations, to pay additional interest to participants in the Waterfall Tender Offer to cover Mexican withholding taxes on interest payments. See the Offer to Purchase.

(2)
The “Offer Yield” is equal to the sum of (i) the applicable Reference Yield, as calculated by the Dealer Managers, that equates to the bid-side price of the applicable Reference U.S. Treasury Security specified on the front cover page of the Offer to Purchase for such series of Waterfall Notes as of the Waterfall Price Determination Date, quoted on the Bloomberg reference page “FIT1” (or any other recognized quotation source selected by the Dealer Managers in their sole discretion if such quotation report is not available or is manifestly erroneous), plus (ii) the applicable Fixed Spread specified on the front cover page of the Offer to Purchase for such series of Waterfall Notes.

(3)
Per each US$1,000 principal amount of Waterfall Notes. The Total Consideration payable per each US$1,000 principal amount of Waterfall Notes validly tendered and not validly withdrawn and accepted for payment pursuant to the Waterfall Tender Offer was determined in accordance with standard market practice, as described in the Offer to Purchase, to result in a price that equates to a yield to the maturity date or par call date, as applicable, in accordance with the formula set forth in Annex A of the Offer to Purchase. The applicable Total Consideration includes an early tender premium equal to US$30.00 per US$1,000 principal amount (the “Early Tender Premium”) for each series of Waterfall Notes validly tendered and accepted for payment prior to the Early Tender Date pursuant to the Waterfall Tender Offer.

Withdrawal rights for the Waterfall Tender Offer expired at 5:00 p.m. (New York City time) on August 8, 2023. Waterfall Notes that were validly tendered on or prior to 5:00 p.m. (New York City time) on August 8, 2023 (the “Early Tender Date”) cannot be withdrawn, except as may be required by applicable law. Payment of the applicable Total Consideration and Accrued Interest for the Waterfall Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on August 10, 2023 (the “Early Settlement Date”). The Waterfall Tender Offer will expire at 5:00 p.m. (New York City time) on August 23, 2023, unless extended by Televisa in its sole discretion.
Waterfall Notes of each series validly tendered and not validly withdrawn at or prior to the Early Tender Date will be accepted by Televisa as follows: (i) US$98,748,000 aggregate principal amount of the 2045 Notes will be accepted for purchase, (ii) US$41,262,000 aggregate principal amount of the 2049 Notes will be accepted for purchase, (iii) US$46,982,000 aggregate principal amount of the 2025 Notes will be accepted for purchase and (iv) US$20,428,000 aggregate principal amount of the 2046 Notes will be accepted for purchase, using a proration factor of approximately 42.44% (after (a) taking into account 2046 Notes that were tendered in principal amounts that were not equal to the applicable minimum authorized denomination after the proration factor was applied and (b) rounding the resulting amount of 2046 Notes that were tendered down to the nearest US$1,000 principal amount).
Holders who validly tendered their Waterfall Notes on or prior to the Early Tender Date and whose Waterfall Notes were accepted for purchase will be eligible to receive the applicable Total Consideration set forth in the table above, which includes the Early Tender Premium and Accrued Interest on their accepted Waterfall Notes up to, but excluding, the Early Settlement Date, and any additional amounts thereon, if any.
Because the aggregate principal amount of Waterfall Notes validly tendered at or prior to the Early Tender Date exceeded the Waterfall Tender Cap, there will be no Final Settlement Date, and no Waterfall Notes tendered after the Early Tender Date will be accepted for purchase.  Waterfall Notes tendered and not accepted for purchase on the Early Settlement Date will be returned or credited to the applicable Holder’s account promptly after the Early Settlement Date.

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The Dealer Managers
Televisa has retained HSBC Securities (USA) Inc. and Santander US Capital Markets LLC to act as dealer managers in connection with the Waterfall Tender Offer (the “Dealer Managers”). Any questions or requests for assistance regarding the Waterfall Tender Offer may be directed to the Dealer Managers at their contact information set forth below.

HSBC Securities (USA) Inc. 452 Fifth Avenue New York, NY 10018 Attn: Global Liability Management Group Toll-Free: +1 (888) HSBC-4LM Call Collect: +1 (212) 525-5552 E-mail: lmamericas@us.hsbc.com
Santander US Capital Markets LLC
437 Madison Avenue, 7th Floor,
New York, New York 10022
United States of America
Attn: Liability Management
Toll-Free: +1 855-404-3636
Collect: +1 212-940-1442
E-mail: Usdcmlm@santander.us

The Tender Agent and the Information Agent
Copies of the Offer to Purchase may be obtained from D.F. King & Co., Inc., the tender agent and the information agent for the Waterfall Tender Offer, at www.dfking.com/televisa or toll-free at +1 800-967-5019, collect at +1 212-269-5550 and email at televisa@dfking.com.

Disclaimer
This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The Waterfall Tender Offer is not being made to holders of Waterfall Notes in any jurisdiction in which Televisa is aware that the making of the Waterfall Tender Offer would not be in compliance with the laws of such jurisdiction.  In any jurisdiction in which the securities laws or blue sky laws require the Waterfall Tender Offer to be made by a licensed broker or dealer, the Waterfall Tender Offer will be deemed to be made on Televisa’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.
Documents related to the Waterfall Tender Offer have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country.  No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any documents related to the Waterfall Tender Offer, and it is unlawful and may be a criminal offense to make any representation to the contrary.
Forward-Looking Statements
This press release contains forward-looking statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Grupo Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data, voice and mobile to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx